EXHIBIT 2.5.1

FIRST AMENDMENT TO

LICENSE AGREEMENT

THIS FIRST AMENDMENT TO LICENSE AGREEMENT (the “License Amendment”) is made and entered into as of October 20, 2005 by and among DPAC Technologies Corp., a California corporation (“DPAC”), Development Capital Ventures LP, a Delaware limited partnership (“DCV”) and QuaTech, Inc., an Ohio corporation (“QuaTech”). All capitalized terms used by not otherwise defied herein shall have the meaning set forth in the Original Agreement (defined below). The Original Agreement, as modified by this License Amendment, shall be hereinafter referred to as the “Agreement.”

RECITALS

WHEREAS, the parties entered into that certain License Agreement as of August 5, 2005 (the “Original Agreement”), whereby DPAC granted to DCV (as partial consideration and security for DCV’s extension of a $500,000 bridge loan to DPAC (the “Bridge Loan”)) an exclusive, worldwide, perpetual, sublicenseable right and license to manufacture, have manufactured, develop, market and sell the Products and the Technology;

WHEREAS, the Original Agreement also provided for a sublicense of all of DCV’s rights thereunder to QuaTech;

WHEREAS, DPAC and QuaTech are parties to that certain Agreement and Plan of Reorganization dated April 26, 2005, as amended by that certain First Amendment to Agreement and Plan of Reorganization dated August 5, 2005, whereby DPAC would acquire QuaTech by merger, with the shareholders of QuaTech, including DCV, obtaining a controlling interest in DPAC (the “Merger Agreement”);

WHEREAS, DPAC and QuaTech desire to further amend the Merger Agreement and simultaneously herewith and in partial consideration of the execution and delivery of this License Amendment, are entering into that certain Second Amendment to the Agreement and Plan of Reorganization of even date herewith (the “Merger Amendment”);

WHEREAS, in connection with and in furtherance of the Merger Amendment, DPAC and DCV desire to amend the Original Agreement to grant QuaTech an option to prepay any and all future license Fees under the Original Agreement as amended hereby in exchange for a direct, exclusive, worldwide, perpetual, sublicenseable right and license to manufacture, have manufactured, develop, market and sell the Products and the Technology.

NOW THEREFORE, pursuant to the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. OPTION TO PREPAY.

1.1. The Original Agreement is amended to provide that DPAC hereby grants QuaTech an option (the “Prepayment Option”) to elect to prepay any and all license Fees which may have become due and payable under the Original Agreement as set forth on Exhibit B thereto, following the exercise of such option by QuaTech for a one-time cash payment of Two Million Four Hundred Thousand Dollars ($2,400,000.00) (the “Prepayment Amount”).

1.2. The Prepayment Option shall be exercisable at anytime following the date hereof in the sole discretion of QuaTech upon written notice of its election to exercise the Prepayment Option being delivered to DPAC and DCV. The Prepayment Amount shall be due and payable within two (2) business days of the giving of notice of QuaTech’s election to exercise the Prepayment Option.

2. LICENSE.

2.1. Upon the exercise of the Prepayment Option, the license granted by DPAC to DCV and the sublicense by DCV to QuaTech pursuant to Section 4 of the Original Agreement shall terminate as set forth in Section 5.2 below.

2.2. Upon the exercise of the Prepayment Option, DPAC shall grant to QuaTech, effective upon the exercise of the Prepayment Option (the “Effective Date”), an exclusive, sublicensable, worldwide, perpetual right and license to the Technology, including the trade names DPAC Technologies, Airborne and AirborneDirect, to develop, make, have made, offer for sale, sell and create derivative works of the Products and the Technology. DPAC shall provide QuaTech with all upgrades, modifications, enhancements and improvements to the Technology upon creation of such upgrades, modifications, enhancements and improvements. If the Agreement (including the exclusive license granted herein) is not approved by the shareholders of DPAC, such exclusive license shall convert to a non-exclusive license, but shall continue to be subject to the terms of the Agreement.

2.3. All rights and licenses granted under or pursuant to this Amendment by DPAC to QuaTech are, and will otherwise be deemed to be, for purposes of section 365(n) of the Code (the “Code”), licenses to rights in “intellectual property” as defined under the Code. The parties further agree that, in the event of the commencement of bankruptcy proceedings by or against DPAC under the Code, QuaTech will be entitled, at its option, to retain all of its rights and licenses under this Agreement pursuant to Code Section 365(n).

2.4. If DPAC or its affiliates owns or controls any patents filed or issued after the Effective Date claiming new technology based on the Technology or Products, DPAC will notify QuaTech in order to permit QuaTech the opportunity to negotiate a license to such patents.

2.5. Upon the grant of the license set forth in Section 2.2 above, QuaTech agrees to purchase from DPAC, at DPAC’s original cost, the Products contained in DPAC’s inventory required to fulfill and ship all backlog and customer orders for Products until such point that all of DPAC’s useable and salable inventory is reduced to zero. QuaTech shall purchase the inventory from DPAC as and when needed and shall pay for such inventory purchases on terms of net 30 days from date of shipment. QuaTech shall not purchase Products or inventory from any other source until all of DPAC’s usable and saleable inventory as of the Effective Date is reduced to zero.

2.6. The parties hereto agree and acknowledge that the Prepayment Amount represents the full and fair value of the exclusive license of the Products.

3. ESCROW OF PREPAYMENT AMOUNT.

3.1. The entire Prepayment Amount shall be paid directly into an escrow account (the “Escrow Fund”) to be maintained by a mutually agreed upon third party (the “Escrow Agent”).

The Escrow Fund shall be maintained pursuant to the terms of a mutually agreed upon escrow agreement between the parties hereto and the Escrow Agent which shall provide for, among other things, the following:

(a) In the event that the merger is consummated pursuant to the terms of the Merger Agreement, the entire amount of the Escrow Fund shall be released from escrow and delivered to DPAC.

(b) In the event that (i) the Merger Agreement is terminated prior to consummation of the merger for any reason and (ii) the Agreement shall have been approved by the requisite vote of the DPAC’s shareholders,

1) an amount equal to the unpaid principal amount of the Bridge Loan, together with all accrued but unpaid interest and any fees or costs then due, shall be released from the Escrow Fund and delivered to DCV and shall be applied as repayment of the Bridge Loan and the remaining portion of the Escrow Fund shall be released from escrow and delivered to DPAC;

2) provided, however, that in the event QuaTech exercises its conversion right pursuant to Section 5.3 below, the entire amount of the Escrow Fund shall be released from escrow and returned and delivered to QuaTech.

(c) In the event that (i) the Merger Agreement is terminated prior to consummation of the merger for any reason and (ii) the Agreement shall not have been approved by the requisite vote of the DPAC’s shareholders, the entire amount of the Escrow Fund shall be released from escrow and returned and delivered to QuaTech.

4. AMENDMENT OF MERGER AGREEMENT.

Simultaneously herewith and in partial consideration of the execution and delivery of this License Amendment, DPAC and QuaTech have entered into the Merger Amendment on terms contained therein.

5. TERMINATION.

If and when QuaTech exercises the Prepayment Option, Section 8 of the Original Agreement shall be amended in its entirety to provide as follows:

5.1. If QuaTech or DPAC materially breaches the Agreement, the other parties will have the right to terminate the Agreement, provided that such party or parties notify the breaching party in writing of such material breach, give the breaching party sixty (60) days to cure such material breach and the material breach is not cured within such sixty (60) day period.

5.2. Upon the exercise of the Prepayment Option, the license granted by DPAC to DCV and the sublicense by DCV to QuaTech pursuant to Section 4 of the Original Agreement shall terminate.

5.3. In the event that (i) the Merger Agreement is terminated prior to consummation of the merger for any reason and (ii) the Agreement shall have been approved by the requisite vote of the DPAC’s shareholders, QuaTech shall have the exclusive right to unilaterally convert the exclusive license granted herein to a non-exclusive license subject to the terms of the Agreement and to receive a full refund of the Prepayment Amount. QuaTech’s right to convert the license pursuant to this Section 5.3 shall be exercisable only during the five (5) business day period following the later to occur of the termination of the Merger Agreement and the taking of the vote (by meeting, proxy, consent or otherwise) of DPAC’s shareholders. To exercise its right to terminate pursuant to this Section 5.3, QuaTech must deliver written notice to DPAC in accordance with the notice provisions of the Agreement. In the event of such conversion, QuaTech shall pay license fees to DPAC in accordance with Section 5 of the Original Agreement with such fees accruing as to Product or Product derivatives sold and shipped on or after the Effective Date set forth in Section 2.2 of this License Amendment.

5.4. In the event of (i) a termination of the Merger Agreement prior to the closing for any reason and (ii) the failure of the requisite number of DPAC shareholders to approve the Agreement (including the exclusive license granted herein), following the return of the Prepayment Amount pursuant to Section 3.1(c) above, the Agreement shall stay in full force and effect except that the license provided in Section 2 hereof shall be converted into non-exclusive license. In the event of such conversion, QuaTech shall pay license fees to DPAC in accordance with Section 5 of the Original Agreement with such fees accruing as to Product or Product derivatives sold and shipped on or after the Effective Date set forth in Section 2.2 of this License Amendment.

6. DPAC EQUIPMENT.

In the event the Merger Agreement is terminated prior to the closing for any reason, and QuaTech, at its option, continues to license the Technology, QuaTech shall pay DPAC the net book value of any DPAC equipment QuaTech has in its possession, in exchange for title to such equipment.

7. MISCELLANEOUS.

7.1. Effect of Agreements. Except as specifically amended hereby, the Original Agreement shall remain in full force and effect.

7.2. Governing Law. This License Amendment shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to its conflicts of laws principles.

7.3. Entire Agreement. This License Amendment, together with the Original Agreement, the Exhibits, the Merger Agreement, as amended, the Merger Amendment and the documents executed in connection with the Merger Agreement, as amended, and the transactions contemplated thereby, constitutes the complete, final and exclusive understanding and agreement of the parties and cancels and supersedes any and all prior or contemporaneous negotiations, correspondence, understandings and agreements, whether oral or written, between the parties with respect to the subject matter thereof.

7.4. Counterparts; Facsimile. This License Amendment may be executed in one or more counterparts, all of which , when taken together, will constitute one and the same agreement. A facsimile signature will be deemed as valid as an original signature.

[signatures follow]

IN WITNESS WHEREOF, the undersigned have executed and delivered this First Amendment to License Agreement by their respective duly authorized officers as of the date first written above.

DPAC TECHNOLOGIES CORP.		DEVELOPMENT CAPITAL VENTURES, LP

By:	/s/ CREIGHTON K. EARLY	By: DCC Operating, its General Partner
Name: Title:	Creighton K. Early Chief Executive Officer	By:	/s/ DONALD L. MURFIN
		Name: Title:	Donald L. Murfin Executive Vice President

QUATECH, INC.

By:	/s/ STEVEN D. RUNKEL
Name:	Steven D. Runkel
Title:	Chief Executive Officer